=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                             (Amendment No. 9)

                            Per-Se Technologies, Inc.
               ------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
                ------------------------------------------------
                        (Title of Class of Securities)

                                  713569309
                ------------------------------------------------
                               (CUSIP Number)

                            Allison Bennington, Esq.
                              ValueAct Capital
                       435 Pacific Avenue, Fourth Floor
                          San Francisco, CA  94133
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                         Christopher G. Karras, Esq.
                                 Dechert LLP
                                  Cira Centre
                                2929 Arch Street
                          Philadelphia, PA 19104-2808
                                (215) 994-4000

                              November 5, 2006
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 2 of 28
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*                                   WC*

-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 3 of 28
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners, L.L.C.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 4 of 28
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 5 of 28
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 6 of 28
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Jeffrey W. Ubben
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 7 of 28
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   George F. Hamel, Jr.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 713569309                                             Page 8 of 28
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   Peter H. Kamin
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
---------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         6,051,644**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        6,051,644**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,051,644**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15.5%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

THE PURPOSE OF THIS AMENDMENT NO. 9 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

Item 4.     Purpose of Transaction

     As of November 5, 2006, McKesson Corporation, a Delaware corporation ("Parent"), Packet Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, among other things, Merger Sub will be merged with and into the Issuer and each outstanding share of the common stock of the Issuer will be converted into the right to receive the merger consideration specified therein.

      As an inducement and a condition to Parent entering into the Merger Agreement, Parent has required ValueAct Capital Master Fund, VA Partners and ValueAct Management L.P. (the "Stockholders") to enter into a Voting Agreement, dated as of November 5, 2006, with Parent and, for limited purposes, the Issuer, under which the Stockholders agreed to vote their shares of Common Stock in favor of adoption of the Merger Agreement and against certain conflicting transactions.

      The foregoing summary of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 with respect to the Voting Agreement is incorporated herein by reference.

       Other than as described elsewhere in this Report and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

Item 7.		Material to Be Filed as Exhibits

(1) Joint Filing Agreement.
(2) Voting Agreement dated November 5, 2006

                                  SIGNATURE
              After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P., by
                               ValueAct Capital Management, LLC its
                               General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member

                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  November 6, 2006        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  November 6, 2006        Peter H. Kamin, Managing Member

                                   Exhibit 1
                            JOINT FILING UNDERTAKING
The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Per-Se Technologies, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.


                           ValueAct Capital Master Fund L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:     /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, L.P.,
                               by, ValueAct Capital Management, LLC
                               its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                               ValueAct Capital Management, LLC

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  November 6, 2006        Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  November 6, 2006        George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  November 6, 2006        Peter H. Kamin, Managing Member

                                EXHIBIT 2

                                                       EXECUTION VERSION

                              VOTING AGREEMENT


          VOTING AGREEMENT, dated as of November 5, 2006 (this "Agreement"), by and among VALUEACT CAPITAL MASTER FUND, L.P., VA PARTNERS, L.L.C., VALUEACT CAPITAL MANAGEMENT, L.P. (each of the foregoing, a "Stockholder" and, collectively, the "Stockholders"), MCKESSON CORPORATION, a Delaware corporation ("Parent"), and solely for the purposes of Section 5.02 hereof, PER-SE TECHNOLOGIES, INC., a Delaware corporation (the "Company").

          WHEREAS, concurrently with the execution of this Agreement, Parent, Packet Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, Merger Sub will merge with and into the Company (the "Merger") and each outstanding share of the common stock, par value $0.01 per share, of the Company (the "Common Stock") will be converted into the right to receive the merger consideration specified therein.

          WHEREAS, as of the date hereof, each Stockholder Beneficially Owns the number of shares of Common Stock set forth opposite such Stockholder's name on Schedule I hereto, and the Stockholders Beneficially Own, in the aggregate, of 6,051,644 shares of Common Stock.

          WHEREAS, as a condition and inducement to Parent entering into the Merger Agreement, Parent has required that the Stockholder agree, and the Stockholder has agreed, to enter into this agreement and abide by the covenants and obligations with respect to the Covered Shares (as hereinafter defined) set forth herein.

          NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                               ARTICLE I

                              DEFINITIONS

              Section 1.01 Capitalized Terms. For the purposes of this Agreement, capitalized terms used and not defined herein shall have the respective means ascribed to them in the Merger Agreement

              Section 1.02 Other Definitions. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.

                (a) "Affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person.

                (b) "Beneficial Ownership" by a person of any securities includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended; provided that for purposes of determining Beneficial Ownership, a person shall be deemed to be the Beneficial Owner of any securities which such person has, at any time during the term of this Agreement, the right to acquire upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms "Beneficially Own" and "Beneficially Owned" shall have a correlative meaning.

                (c) "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

                (d) "Covered Shares" means, with respect to any Stockholder, such Stockholder's Existing Shares, together with any shares of Common Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting capital stock of the Company, in each case that such Stockholder acquires Beneficial Ownership of on or after the date hereof.

                (e) "Encumbrance" means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement), excluding restrictions under securities laws.

                (f) "Existing Shares" means, with respect to each Stockholder, the number of shares of Common Stock Beneficially Owned (and except as may be set forth on Schedule I hereto, owned of record) by such Stockholder, as set forth opposite such Stockholder's name on Schedule I hereto.

                (g) "person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

                (h) "Representatives" means the officers, directors, employees, agents, advisors and Affiliates of a person.

                (i) "Subsidiary" of any person, means any person (i) of which such person directly or indirectly owns, securities or other equity interests representing more than fifty percent (50%) of the aggregate voting power or (ii) of which a person possesses the right to elect more than fifty percent (50%) of the directors or persons holding similar positions.

                (j) "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).

                                ARTICLE II

                                  VOTING

              Section 2.01 Agreement to Vote. Each Stockholder hereby irrevocably and unconditionally agrees that during the term of this Agreement, at the Stockholders Meeting and at any other meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any written consent of the stockholders of the Company, such Stockholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

              (a) appear at each such meeting or otherwise cause the Covered Shares as to which such Stockholder controls the right to vote to be counted as present thereat for purposes of calculating a quorum; and

              (b) vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares as to which such Stockholder controls the right to vote (i) in favor of the adoption of the Merger Agreement; (ii) against any action or agreement that is in opposition to, or competitive or inconsistent with, the Merger or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of such Stockholder contained in this Agreement; and (iii) against any Takeover Proposal and against any other action, agreement or transaction that is prohibited by the Merger Agreement or that would otherwise interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement or this Agreement or the performance by the Company of its obligations under the Merger Agreement or by such Stockholder of its obligations under this Agreement, including: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of the Company or any of its Subsidiaries or any reorganization, recapitalization or liquidation of the Company or any of its Subsidiaries;
(C) an election of new members to the board of directors of the Company, other than nominees to the board of directors of the Company in office on the date of this Agreement; (D) any change in the present capitalization or dividend policy of the Company or any amendment or other change to the Company's certificate of incorporation or bylaws, except if approved by Parent; or (E) any other change in the Company's corporate structure or business.

              Section 2.02 No Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Covered Shares, (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Covered Shares and (c) has not taken and shall not knowingly take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing any of its obligations under this Agreement.

                              ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER

              Each Stockholder hereby represents and warrants, jointly and severally, to Parent as follows:

              Section 3.01 Organization; Authorization; Validity of Agreement; Necessary Action. Each Stockholder that is not an individual is duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Stockholder has full power and authority to execute and deliver this Agreement, to perform such Stockholder's obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by such Stockholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder or any stockholder thereof are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

              Section 3.02 Ownership. Schedule I sets forth, opposite each Stockholder's name, the number of shares of Common Stock over which such Stockholder has beneficial ownership as of the date hereof. Each Stockholder's Existing Shares are, and all of the Covered Shares owned by such Stockholder from the date hereof through and on the Closing Date will be, Beneficially Owned by such Stockholder. Each Stockholder has good and marketable title to such Stockholder's Existing Shares, free and clear of any Encumbrances. As of the date hereof, such Stockholder's Existing Shares constitute all of the shares of Common Stock Beneficially Owned or owned of record by such Stockholder. No Stockholder nor any Affiliate of a Stockholder owns or holds any right to acquire any additional shares of any class of capital stock of the Company or other securities of the Company or any interest therein or any voting rights with respect to any securities of the Company.

              Section 3.03 No Violation. The execution and delivery of this Agreement by each Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement will not, (i) conflict with or violate the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Stockholder, (ii) conflict with or violate any law, ordinance or regulation of any Governmental Entity applicable to the Stockholder or by which any of its assets or properties is bound, or (iii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which such Stockholder or any of its assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair the ability of such Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

              Section 3.04 Consents and Approvals. The execution and delivery of this Agreement by each Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

              Section 3.05 Absence of Litigation. There is no Action pending or, to the knowledge of any Stockholder, threatened against or affecting any Stockholder or any of their respective Affiliates before or by any Governmental Entity that could reasonably be expected to impair the ability of any Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

              Section 3.06 Finder's Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Merger Sub or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholders.

              Section 3.07 Reliance by Parent and Merger Sub. Each Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon each Stockholder's execution and delivery of this Agreement and the representations and warranties of such Stockholder contained herein.

                                ARTICLE IV
                              OTHER COVENANTS

              Section 4.01 Prohibition on Transfers, Other Actions. Each Stockholder hereby agrees not to (i) Transfer any of its Covered Shares,

Beneficial Ownership thereof or any other interest therein; (ii) enter into any agreement, arrangement or understanding with any person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, such Stockholder's representations, warranties, covenants and obligations under this Agreement; or (iii) take any action that could restrict or otherwise affect such Stockholder's legal power, authority and right to comply with and perform its covenants and obligations under this Agreement. Any Transfer in violation of this provision shall be void. Each Stockholder also agrees not to engage in any transaction with respect to any of the Covered Shares with the primary purpose of depriving Parent of the intended benefits of this Agreement.

              Section 4.02 Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

              Section 4.03 No Solicitation. Each Stockholder hereby agrees that during the term of this Agreement it shall not, and shall not permit any of its Subsidiaries, Affiliates or Representatives to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action designed to, or which would reasonably be likely to, result in or facilitate, any Takeover Proposal or the making or consummation thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information in connection with, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any "standstill" or similar obligation of any person other than Parent, (iv) make or participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the rules of the U.S. Securities and Exchange Commission) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of the adoption of the Merger Agreement and as otherwise expressly provided in this Agreement, (v) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, or allow any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal, or (vi) agree or publicly propose to do any of the foregoing. Each Stockholder hereby represents that, as of the date hereof, it is not engaged in any discussions or negotiations with respect to any Takeover Proposal and agrees immediately to cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with any person other than Parent with respect to any possible Takeover Proposal, and will take the necessary steps to inform its Affiliates and Representatives of the obligations undertaken by such Stockholder pursuant to this Agreement, including this Section 4.03. Each Stockholder also agrees that any violation of this Section 4.03 by any of its Affiliates or Representatives shall be deemed to be a violation by such Stockholder of this Section 4.03.

              Section 4.04 Notice of Acquisitions, Proposals Regarding Prohibited Transactions.

              (a) Each Stockholder hereby agrees to notify Parent in writing of the number of any additional shares of Common Stock or other securities of the Company of which such Stockholder acquires Beneficial Ownership on or after the date hereof, such notice to be delivered by such Stockholder as promptly as practicable (and in any event within three Business Days of such acquisition.

              (b) Each Stockholder hereby agrees to notify Parent as promptly as practicable (and in any event within 24 hours after receipt) in writing of any inquiries or proposals which are received by, any information which is requested from, or any negotiations or discussions which are sought to be initiated or continued with, such Stockholder or any of its Affiliates with respect to any Takeover Proposal or any other matter referred to in
Section 4.03 (including the material terms thereof and the identity of such person(s) making such inquiry or proposal, requesting such information or seeking to initiate or continue such negotiations or discussions, as the case may be). Such Stockholder will keep Parent fully informed in all material respects of apprised of any related developments, discussions and negotiations relating to the matters described in the preceding sentence (including any change to the proposed terms thereof) and shall provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written materials sent or provided to such Stockholder or any of its Subsidiaries from any person that describes the terms or conditions of any Takeover Proposal or other proposal that is the subject of any such inquiry, proposals or information requests.

              Section 4.05 Waiver of Appraisal Rights. To the fullest extent permitted by applicable law, each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger that it may have under applicable Law.

              Section 4.06 Further Assurances. From time to time, at Parent's request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC and in the Proxy Statement such Stockholder's identity and ownership of its Covered Shares and the nature of such Stockholder's obligations under this agreement.

                                 ARTICLE V

                               MISCELLANEOUS

              Section 5.01 Termination. This Agreement shall remain in effect until the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms, and after the occurrence of such applicable event this Agreement shall terminate and be of no further force; provided, however, that (A) each Stockholder shall have the right to terminate this Agreement by written notice to Parent if the terms of the Merger Agreement are amended or waived without the written consent of such Stockholder, but only if such amendment or waiver creates any additional condition to the consummation of the Merger, changes the Merger Consideration, changes the form of the Merger Consideration or otherwise adversely affects such Stockholder in any material respect (provided that for the purposes of this clause (A), the term "Merger Agreement" shall mean the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company of even date herewith, as in effect on the date hereof, and capitalized terms used in this clause (A) shall have the meaning given such terms therein) and (B) the provisions of this Section
5.01 and of Sections 5.05 through 5.13 shall survive any termination of this Agreement. Nothing in this Section 5.01 and no termination of this Agreement shall relieve or otherwise limit any party of liability for breach of this Agreement.

              Section 5.02 Legends; Stop Transfer Order.

In furtherance of this Agreement, each Stockholder hereby authorizes and instructs the Company to instruct its transfer agent to enter a stop transfer order with respect to all of such Stockholder's Covered Shares and to legend the share certificates. The Company agrees that as promptly as practicable after the date of this Agreement it shall give such stop transfer instructions to the transfer agent for the Common Stock and to legend the share certificates. The Company agrees that, following the termination of this Agreement, the Company will cause any stop transfer instructions imposed pursuant to this Section 5.02 to be lifted and any legended certificates delivered pursuant to this Section 5.02 to be replaced with certificates not bearing such legend.

              Each certificate representing Covered Shares shall bear the following legend on the face thereof:

                "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON VOTING, TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THAT CERTAIN VOTING AGREEMENT DATED AS OF NOVEMBER 5, 2006, AMONG THE STOCKHOLDER PARTIES THERETO, MCKESSON CORPORATION AND, SOLELY FOR THE PURPOSES OF SECTION 5.02 THEREOF, PER-SE TECHNOLOGIES, INC., AS THE SAME MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH VOTING AGREEMENT ARE ON FILE AT THE PRINCIPAL OFFICE OF PER-SE TECHNOLOGIES, INC."

              Each Stockholder will cause all of its Existing Shares and any securities that become Covered Shares after the date hereof to be delivered to the Company for the purpose of applying such legend (if not so endorsed upon issuance). The Company shall return to the delivering party, as promptly as possible, any securities so delivered. The delivery of such securities by the delivering party shall not in any way affect such party's rights with respect to such securities.

              Section 5.03 No Control. Nothing contained in this Agreement shall give Parent the right to control or direct the Company or the Company's operations.

              Section 5.04 No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

              Section 5.05 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

              (a) if to Parent, to:
                  McKesson Corporation
                  1 Post Street
                  San Francisco, CA  94104
                  Fax:  (415) 983-8826
                  Attention:  Executive Vice President and General Counsel

              with a copy to:
                  Simpson Thacher & Bartlett LLP
                  425 Lexington Avenue
                  New York, NY  10017
                  Fax:  (212) 455-2502
                  Attention:	Robert E. Spatt
                              William E. Curbow

              (b) if to any Stockholder, to:
                  VA Partners, LLC
                  435 Pacific Ave., 4th Floor
                  San Francisco, CA  94133
                  Fax:  (415) 362-5727
                  Attention:	Allison Bennington
                              General Counsel, ValueAct Capital

               with a copy to:
                  Dechert, LLP
                  Cira Centre
                  2929 Arch Street
                  Philadelphia, PA  19104-2808
                  Fax:  (215) 994-2222
                  Attention:  Christopher D. Karras

              (c) if to the Company, to:
                  Per-Se Technologies, Inc.
                  1145 Sanctuary Parkway, Suite 200
                  Alpharetta, GA  30004
                  Fax:  (770) 237-6961
                  Attention:  Paul J. Quiner
                 with a copy to:
                  King & Spalding LLP
                  1180 Peachtree Street, N.E.
                  Atlanta, Georgia  30309-3521
                  Fax:  (404) 572-5100
                  Attention: 	John D. Capers, Jr.
                              G. Roth Kehoe II

              Section 5.06 Interpretation. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisers. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

              Section 5.07 Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

              Section 5.08 Entire Agreement. This Agreement and, to the extent referenced herein, the Merger Agreement, together with the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written and oral, that may have related to the subject matter hereof in any way.

              Section 5.09 Governing Law; Specific Performance; Consent to Jurisdiction; Waiver of Jury Trial.

              (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

              (b) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (and any appellate court of the State of Delaware) and the Federal courts of the United States of America located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (and any appellate court of the State of Delaware) and the Federal courts of the United States of America located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware or a Federal court of the United States of America located in the State of Delaware.

              (c) Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated hereby. Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and
(ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.09.

              Section 5.10 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by Parent and each Stockholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and the Stockholders.

              Section 5.11 Remedies.

              (a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

              (b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

              Section 5.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

              Section 5.13 Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.





                  [Remainder of Page Left Blank Intentionally]

              IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized person thereunto duly authorized) as of the date first written above.

                             MCKESSON CORPORATION

                             By:  /s/ John H. Hammergren
                                ------------------------------
		                    Name: John H. Hammergren
                                Title: Chairman of the Board, President
                                       and Chief Executive Officer

                             VALUEACT CAPITAL MASTER FUND, L.P.
                             By: VA Partners, LLC, its General
                             Partner

                             By:  /s/ Jeffrey W. Ubben
                                ------------------------------
                                Name: Jeffrey W. Ubben
                                Title: Managing Member

                             VA PARTNERS, LLC

                             By:  /s/ Jeffrey W. Ubben
                                ------------------------------
                                Name: Jeffrey W. Ubben
                                Title: Managing Member

                             VALUEACT CAPITAL MANAGEMENT, L.P.
                             By: ValueAct Capital Management,
                             LLC, its General Partner

                             By:  /s/ Jeffrey W. Ubben
                                ------------------------------
                                Name: Jeffrey W. Ubben
                                Title: Managing Member

                                PER-SE TECHNOLOGIES, INC.
                                (solely for purposes of Section 5.02)

                                By:  /s/ Philip M. Pead
                                   ------------------------------
                                   Name: Philip M. Pead
                                   Title: Chairman, President & CEO

                                SCHEDULE I
                          Ownership of Common Stock

                                       Existing Shares
                       ------------------------------------------------------
Name and Address               Beneficially Owned           Held of Record*
of Stockholder
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
ValueAct Capital Master           6,051,644 (1,2)                     -
Fund, L.P.

VA Partners, L.L.C.               6,051,644 (1,2)                     -

ValueAct Capital Management,      6,051,644 (1,2)                     -
L.P.
----------------------------------------------------------------------------

* The 6,021,644 shares owned directly by ValueAct Capital Master Fund, L.P are held in "street name" such that ValueAct Capital Master Fund, L.P technically is not the record owner of such shares.

1 A total of 6,021,644 shares are owned directly by ValueAct Capital Master Fund, L.P and may be deemed to be beneficially owned by (i) VA Partners, LLC as General Partner of ValueAct Capital Master Fund, L.P.,
(ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P. Jeffrey W. Ubben is a director of Per-Se Technologies, Inc. and a Managing Member of VA Partners, LLC and ValueAct Capital Management, LLC. Peter H. Kamin and George F. Hamel, Jr. are Managing Members of VA Partners, LLC and ValueAct Capital Management, LLC. The reporting persons disclaim beneficial ownership of the reported stock except to the extent of their pecuniary interest therein.

2 This amount includes options to purchase 30,000 shares of common stock that are currently exercisable. Under an agreement with ValueAct Capital Master Fund, L.P., Jeffrey W. Ubben is deemed to hold the options for the benefit of ValueAct Capital Master Fund, L.P. and indirectly for (i) VA Partners, LLC as General Partner of ValueAct Capital Master Fund, L.P., (ii) ValueAct Capital Management, L.P. as the manager of ValueAct Capital Master Fund, L.P. and (iii) ValueAct Capital Management, LLC as General Partner of ValueAct Capital Management, L.P.